Exhibit 3.1

Amendment to Article IV Section 2 of the Restated Bylaws of PS Business Parks, Inc.

Section 2. Number and Qualification of Directors.  The number of directors of the corporation shall be not less than seven (7) nor more than thirteen (13), the exact number of directors to be fixed from time to time within such range by a duly adopted resolution of the Board of Directors or shareholders. The indefinite number of directors may be changed, or a definite number fixed without provision for an indefinite number, by a duly adopted amendment to the articles of incorporation or by an amendment to this bylaw duly adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote; subject, however, to such additional voting requirement or limitation as is imposed under applicable law in the case of an amendment reducing the number of directors to a number less than five (5).